07021460

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP

For the Nine Months Ended December 31, 2006

Date: January 26, 2007
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/ir/en/index.html)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Chief Financial Officer

SUPPL

1. Preparation of consolidated financial summary

1) Simplified accounting policy: None
2) Change in accounting policy: None
3) Change in scope of consolidation and equity method: None

2. Consolidated financial summary for the nine months ended December 31, 2006

(1) Operating results

Note: All figures in the financial statements are rounded off to the nearest millionth

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2006	31,625	(−18.6)	29,465	(−19.6)	15,825	(−37.4)	15,977	(−36.6)
Nine months ended Dec. 31, 2005	38,842	(44.2)	36,651	(45.6)	25,293	(54.5)	25,202	(54.1)
Year ended Mar. 31, 2006	57,072	(54.6)	54,150	(56.4)	37,116	(64.2)	37,062	(64.2)

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Nine months ended Dec. 31, 2006	9,445	(−33.4)	35.16	31.43
Nine months ended Dec. 31, 2005	14,173	(53.9)	52.95	47.23
Year ended Mar. 31, 2006	20,650	(63.3)	77.11	68.78

PROCESSED

MAR 0 7 2007

THOMSON FINANCIAL

Note: 1. Average number of shares outstanding
Nine months ended Dec. 31, 2006 268,646,340 shares
Nine months ended Dec. 31, 2005 267,666,798 shares
Year ended Mar. 31, 2006 267,808,149 shares

2. The Company split its stock in three-for-one on May 17, 2005. The per share data of the nine months ended Dec. 31, 2005 and the year ended Mar. 31, 2006 are calculated under the assumption that the stock split has been carried out at the beginning of the fiscal year ended Mar. 31, 2006.

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of Dec. 31, 2006	821,248	71,232	8.7	264.68
As of Dec. 31, 2005	1,089,106	60,703	5.6	226.45
As of Mar. 31, 2006	1,067,210	67,645	6.3	252.17

Note: 1. Number of shares outstanding
As of Dec. 31, 2006 269,128,310 shares
As of Dec. 31, 2005 268,058,492 shares
As of Mar. 31, 2006 268,250,059 shares

2. The figures for the nine months ended Dec. 31, 2005 and the year ended Mar. 31, 2006 that previously appeared under the headings "Shareholders' equity", "Shareholders' equity ratio" and "Shareholders' equity/share" are shown in the columns "Net assets", "Equity ratio" and "Net assets/share" respectively.

3. Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Consolidated Balance Sheets

(Millions of Yen)

Item	December 31, 2006	December 31, 2005	March 31, 2006
(Assets)			
Current assets			
Cash and bank deposits	25,206	84,462	102,403
Cash segregated as deposits	293,006	354,004	322,005
Cash in trust	72,500	500	1,000
Trading assets	—	0	—
Net receivables arising from pre-settlement date trades	7	3,560	705
Margin account assets:	388,966	618,151	610,279
Loans receivable from customers	383,405	614,867	606,561
Cash deposited as collateral for securities borrowed from securities finance companies	5,561	3,284	3,719
Receivables on collateralized securities transactions:	1,654	1,559	1,747
Cash deposits collateral for securities borrowed	1,654	1,559	1,747
Receivables from customers and others	50	47	17
Advance paid for subscription	—	—	66
Short-term guarantee deposits	24,777	14,188	13,066
Others	7,991	6,376	9,149
Allowance for doubtful accounts	(215)	(200)	(391)
Total current assets	813,940	1,082,649	1,060,045
Fixed assets			
Tangible fixed assets	1,087	1,140	1,111
Intangible assets	2,878	2,771	2,779
Software	2,853	2,738	2,748
Others	25	33	31
Investments and others	3,343	2,547	3,275
Investment securities	1,831	1,319	1,934
Others	2,103	1,275	2,102
Allowance for doubtful accounts	(591)	(47)	(760)
Total fixed assets	7,308	6,458	7,165
Total assets	821,248	1,089,106	1,067,210

(Millions of Yen)

Item	December 31, 2006	December 31, 2005	March 31, 2006
(Liabilities)			
Current liabilities			
Trading assets	—	3,978	—
Margin account liabilities:	58,176	253,356	218,035
Loans from securities finance companies	17,275	204,712	178,733
Proceeds of securities sold on customers' account	40,901	48,644	39,302
Payables on collateralized securities transactions:	77,470	134,489	153,120
Cash deposits as collateral for securities loaned	77,470	134,489	153,120
Deposits received	167,779	179,244	155,473
Guarantee money received	176,737	206,386	196,235
Suspense account for undelivered securities	—	9	8
Short-term borrowings	149,915	116,633	118,650
Commercial paper	—	2,000	—
Bond due within one year	—	20,000	20,000
Accrued income taxes	1,975	6,009	12,141
Accrued bonuses	102	120	383
Others	2,567	2,583	3,046
Total current liabilities	634,720	924,808	877,091
Long-term liabilities			
Bond	40,000	20,000	40,000
Convertible bond	39,800	39,800	39,800
Long-term borrowings	32,060	40,975	39,643
Reserve for retirement bonuses for directors and auditors	206	235	235
Others	0	0	0
Total long-term liabilities	112,066	101,011	119,678
Statutory reserves			
Reserve for securities transactions	3,230	2,585	2,795
Total Statutory reserves	3,230	2,585	2,795
Total liabilities	750,017	1,028,404	999,565
(Shareholders' equity)			
Common stock	—	11,700	11,750
Capital surplus	—	9,549	9,598
Earned surplus	—	39,019	45,497
Net unrealized gain (loss) on Investment securities, net of taxes	—	456	822
Treasury stock	—	(21)	(22)
Total shareholders' equity	—	60,703	67,645
Total liabilities and shareholders' equity	—	1,089,106	1,067,210

(Millions of Yen)

Item	December 31, 2006	December 31, 2005	March 31, 2006
(Net assets)			
Shareholders' equity			
Common stock	11,917	—	—
Capital surplus	9,764	—	—
Earned surplus	48,748	—	—
Treasury stock	(22)	—	—
Total shareholders' equity	70,407	—	—
Valuation and translation adjustments			
Net unrealized gain (loss) on investment securities, net of taxes	825	—	—
Total valuation and translation adjustments	825	—	—
Total net assets	71,232	—	—
Total liabilities and net assets	821,248	—	—

Consolidated Statements of Income

(Millions of Yen)

Item	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005	Year ended March 31, 2006
Operating revenues			
Commissions	19,034	29,302	42,477
Net gain (loss) on trading	(75)	(788)	(244)
Interest and dividend income	12,666	10,328	14,839
Total operating revenues	31,625	38,842	57,072
Interest expenses	2,160	2,191	2,922
Net operating revenues	29,465	36,651	54,150
Selling, general and administrative expenses	13,640	11,359	17,034
Transaction related expenses	3,932	3,402	5,000
Employees' compensation and benefits	1,506	1,355	1,979
Occupancy and rental	292	238	324
Data processing and office supplies	6,612	5,147	7,173
Depreciation	913	762	1,050
Duties and taxes other than income taxes	218	233	353
Provision of allowance for doubtful accounts	—	45	949
Others	167	177	206
Operating income	15,825	25,293	37,116
Non-operating income	175	50	175
Non-operating expenses	23	140	230
Ordinary income	15,977	25,202	37,062
Special profits	500	189	189
Special losses	478	730	1,031
Income before income taxes	16,000	24,661	36,220
Income taxes - current	5,824	10,687	16,746
Income taxes - deferred	731	(199)	(1,176)
Net income	9,445	14,173	20,650

(Reference)

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	4Q of the year ended Mar. 31, 2006 ('06.1. 1 - '06.3.31)	Total for the year ended Mar. 31, 2006 ('05. 4. 1 - '06. 3.31)
Operating revenues	9,693	12,770	16,379	18,230	57,072
Commissions	6,718	9,524	13,060	13,175	42,477
Net gain (loss) on trading	(31)	(58)	(700)	544	(244)
Interest and dividend income	3,005	3,304	4,019	4,511	14,839
Interest expenses	620	776	795	731	2,922
Net operating revenues	9,073	11,994	15,584	17,499	54,150
Selling, general and administrative expenses	3,427	3,621	4,311	5,676	17,034
Transaction related expenses	981	1,099	1,322	1,598	5,000
Employees' compensation and benefits	501	384	470	624	1,979
Occupancy and rental	72	80	85	86	324
Data processing and office supplies	1,497	1,659	1,991	2,027	7,173
Depreciation	237	252	273	288	1,050
Duties and taxes other than income taxes	58	80	94	120	353
Provision of allowance for doubtful accounts	21	8	17	903	949
Others	58	59	60	29	206
Operating income	5,646	8,373	11,274	11,823	37,116
Non-operating income and expenses	9	(2)	(98)	37	(54)
Ordinary income	5,655	8,371	11,176	11,860	37,062
Special profits and losses	(184)	(260)	(97)	(301)	(842)
Income before income taxes	5,471	8,111	11,079	11,559	36,220
Income taxes-current	1,914	3,898	4,874	6,059	16,746
Income taxes-deferred	333	(403)	(130)	(977)	(1,176)
Net income	3,224	4,615	6,334	6,477	20,650

(Millions of Yen)

Item	1Q for the year ends Mar. 31, 2007 ('06. 4. 1 - '06. 6.30)	2Q for the year ends Mar. 31, 2007 ('06. 7. 1 - '06. 9.30)	3Q of the year ends Mar. 31, 2007 ('06.10. 1 - '06.12.31)	Total for the nine months ended Dec. 31, 2006 ('06. 4. 1 - '06. 12.31)
Operating revenues	11,820	9,805	10,000	31,625
Commissions	7,524	5,989	5,520	19,034
Net gain (loss) on trading	(1)	(76)	2	(75)
Interest and dividend income	4,297	3,891	4,478	12,666
Interest expenses	700	771	689	2,160
Net operating revenues	11,120	9,033	9,311	29,465
Selling, general and administrative expenses	4,666	4,426	4,547	13,640
Transaction related expenses	1,368	1,306	1,258	3,932
Employees' compensation and benefits	452	499	555	1,506
Occupancy and rental	90	93	110	292
Data processing and office supplies	2,309	2,094	2,209	6,612
Depreciation	288	305	321	913
Duties and taxes other than income taxes	80	72	66	218
Provision of allowance for doubtful accounts	—	—	—	—
Others	80	58	29	167
Operating income	6,454	4,607	4,764	15,825
Non-operating income and expenses	53	93	7	152
Ordinary income	6,507	4,700	4,770	15,977
Special profits and losses	(117)	33	107	23
Income before income taxes	6,390	4,733	4,877	16,000
Income taxes-current	1,806	2,110	1,908	5,824
Income taxes-deferred	780	(155)	106	731
Net income	3,804	2,778	2,864	9,445

Non-Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended December 31, 2006

Date: January 26, 2007
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/ir/en/index.html)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Chief Financial Officer

1. Preparation of non-consolidated financial summary

1) Simplified accounting policies: None
2) Changes in accounting policies: None

2. Non-Consolidated financial summary for the nine months ended December 31, 2006

(1) Operating results

Note: All figures in the financial statements are rounded off to the nearest millionth

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2006	31,625	(−18.6)	29,465	(−19.6)	15,823	(−37.4)	15,970	(−36.6)
Nine months ended Dec. 31, 2005	38,842	(44.2)	36,651	(45.6)	25,291	(54.5)	25,195	(54.2)
Year ended Mar. 31, 2006	57,072	(54.6)	54,150	(56.4)	37,113	(64.2)	37,052	(64.2)

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Nine months ended Dec. 31, 2006	9,440	(−33.4)	35.14	31.41
Nine months ended Dec. 31, 2005	14,165	(53.9)	52.92	47.20
Year ended Mar. 31, 2006	20,644	(63.4)	77.08	68.76

Note: 1. Average number of shares outstanding
Nine months ended Dec. 31, 2006 268,646,340 shares
Nine months ended Dec. 31, 2005 267,666,798 shares
Year ended Mar. 31, 2006 267,808,149 shares

2. The Company split its stock in three-for-one on May 17, 2005. The per share data of the nine months ended Dec. 31, 2005 and the year ended Mar. 31, 2006 are calculated under the assumption that the stock split has been carried out at the beginning of the fiscal year ended Mar. 31, 2006.

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets/share	Capital Adequacy ratio
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)	(%)
As of Dec. 31, 2006	821,177	71,163	8.7	264.42	476.2
As of Dec. 31, 2005	1,089,039	60,637	5.6	226.21	338.0
As of Mar. 31, 2006	1,067,143	67,581	6.3	251.93	346.0

Note: 1. Number of shares outstanding
As of Dec. 31, 2006 269,128,310 shares
As of Dec. 31, 2005 268,058,492 shares
As of Mar. 31, 2006 268,250,059 shares

2. Number of treasury stocks
As of Dec. 31, 2006 31,716 shares
As of Dec. 31, 2005 31,194 shares
As of Mar. 31, 2006 31,426 shares

3. The figures for the nine months ended Dec. 31, 2006 and the year ended Mar. 31, 2006 that previously appeared under the headings "Shareholders' equity", "Shareholders' equity ratio" and "Shareholders' equity/share" are shown in the columns "Net assets", "Equity ratio" and "Net assets/share" respectively.

3. Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Non-Consolidated Balance Sheets

(Millions of Yen)

Item	December 31, 2006	December 31, 2005	March 31, 2006
(Assets)			
Current assets			
Cash and bank deposits	25,209	84,280	102,214
Cash segregated as deposits	293,006	354,004	322,005
Cash in trust	72,500	500	1,000
Trading assets	—	0	—
Net receivables arising from pre-settlement date trades	7	3,560	705
Margin account assets:	388,966	618,151	610,279
Loans receivable from customers	383,405	614,867	606,561
Cash deposited as collateral for securities borrowed from securities finance companies	5,561	3,284	3,719
Receivables on collateralized securities transactions:	1,654	1,559	1,747
Cash deposits collateral for securities borrowed	1,654	1,559	1,747
Receivables from customers and others	50	47	17
Advance paid for subscription	—	—	66
Short-term guarantee deposits	24,777	14,188	13,066
Others	7,989	6,372	9,148
Allowance for doubtful accounts	(215)	(200)	(391)
Total current assets	813,743	1,082,461	1,059,856
Fixed assets			
Tangible fixed assets	764	810	784
Intangible assets	2,878	2,771	2,779
Software	2,853	2,738	2,748
Others	25	33	31
Investments and others	3,792	2,997	3,724
Investment securities	1,831	1,319	1,934
Shares of affiliate companies	450	450	450
Others	2,102	1,275	2,102
Allowance for doubtful accounts	(591)	(47)	(760)
Total fixed assets	7,434	6,578	7,287
Total assets	821,177	1,089,039	1,067,143

(Millions of Yen)

Item	December 31, 2006	December 31, 2005	March 31, 2006
(Liabilities)			
Current liabilities			
Trading assets	—	3,978	—
Margin account liabilities	58,176	253,356	218,035
Loans from securities finance companies	17,275	204,712	178,733
Proceeds of securities sold on customers' account	40,901	48,644	39,302
Payables on collateralized securities transactions:	77,470	134,489	153,120
Cash deposits as collateral for securities loaned	77,470	134,489	153,120
Deposits received	167,779	179,244	155,472
Guarantee money received	176,737	206,386	196,235
Suspense account for undelivered securities	—	9	8
Short-term borrowings	149,915	116,633	118,650
Commercial paper	—	2,000	—
Bond due within one year	—	20,000	20,000
Accrued income taxes	1,974	6,009	12,140
Accrued bonuses	102	120	382
Others	2,566	2,582	3,045
Total current liabilities	634,717	924,807	877,088
Long-term liabilities			
Bond	40,000	20,000	40,000
Convertible bond	39,800	39,800	39,800
Long-term borrowings	32,060	40,975	39,643
Reserve for retirement bonuses for directors and auditors	206	235	235
Total long-term liabilities	112,066	101,010	119,678
Statutory reserves			
Reserve for securities transactions	3,230	2,585	2,795
Total Statutory reserves	3,230	2,585	2,795
Total liabilities	750,014	1,028,402	999,562
(Shareholders' equity)			
Common stock	—	11,700	11,750
Capital surplus			
Additional paid-in capital	—	9,549	9,598
Total capital surplus	—	9,549	9,598
Earned surplus			
Earned surplus reserves	—	159	159
Voluntary reserves	—	4,250	4,250
Special purpose reserves	—	4,250	4,250
Inappropriate retained earnings	—	34,545	41,024
Total earned surplus	—	38,954	45,433
Net unrealized gain (loss) on Investment securities, net of taxes	—	456	822
Treasury stock	—	(21)	(22)
Total shareholders' equity	—	60,637	67,581
Total liabilities and shareholders' equity	—	1,089,039	1,067,143

(Millions of Yen)

Item	December 31, 2006	December 31, 2005	March 31, 2006
(Net assets)			
Shareholders' equity			
Common stock	11,917	—	—
Capital surplus			
Additional paid-in capital	9,764	—	—
Total capital surplus	9,764	—	—
Earned surplus			
Earned surplus reserves	159	—	—
Other earned surplus			
Special purpose reserves	4,250	—	—
Earned surplus carried forward	44,271	—	—
Total earned surplus	48,679	—	—
Treasury stock	(22)	—	—
Total shareholders' equity	70,338	—	—
Valuation and translation adjustments			
Net unrealized gain (loss) on investment securities, net of taxes	825	—	—
Total valuation and translation adjustments	825	—	—
Total net assets	71,163	—	—
Total liabilities and net assets	821,177	—	—

Non-Consolidated Statements of Income

(Millions of Yen)

Item	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005	Year ended March 31, 2006
Operating revenues			
Commissions	19,034	29,302	42,477
Net gain (loss) on trading	(75)	(788)	(244)
Interest and dividend income	12,666	10,328	14,839
Total operating revenues	31,625	38,842	57,072
Interest expenses	2,160	2,191	2,922
Net operating revenues	29,465	36,651	54,150
Selling, general and administrative expenses	13,642	11,360	17,037
Transaction related expenses	3,932	3,402	5,000
Employees' compensation and benefits	1,502	1,351	1,974
Occupancy and rental	306	253	344
Data processing and office supplies	6,612	5,147	7,173
Depreciation	910	758	1,044
Duties and taxes other than income taxes	214	229	348
Provision of allowance for doubtful accounts	—	45	949
Others	166	176	205
Operating income	15,823	25,291	37,113
Non-operating income	170	44	168
Non-operating expenses	23	140	230
Ordinary income	15,970	25,195	37,052
Special profits	500	189	189
Special losses	478	730	1,029
Income before income taxes	15,992	24,654	36,212
Income taxes - current	5,821	10,688	16,744
Income taxes - deferred	731	(199)	(1,176)
Net income	9,440	14,165	20,644

(Reference)

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Nine months ended Dec. 31, 2006 (A)	Nine months ended Dec. 31, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Brokerage	17,183	26,869	64.0%	39,182
(Stocks)	17,033	26,794	63.6%	39,040
(Bonds)	—	—	—	—
(Beneficiary certificates)	95	63	151.5%	105
(Others)	55	12	441.5%	37
Underwriting and selling	52	127	40.9%	164
Subscription and distribution	22	6	353.3%	23
Others	1,777	2,300	77.3%	3,108
Total	19,034	29,302	65.0%	42,477

(2) Commission revenues by product

(Millions of Yen)

	Nine months ended Dec. 31, 2006 (A)	Nine months ended Dec. 31, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Stocks	17,727	27,509	64.4%	40,074
Bonds	—	—	—	—
Beneficiary certificates	100	67	148.2%	111
Others	1,207	1,725	70.0%	2,293
Total	19,034	29,302	65.0%	42,477

2. Stock trading

(Millions of shares, Millions of Yen)

	Nine months ended Dec. 31, 2006 (A)		Nine months ended Dec. 31, 2005 (B)		Comparison (A) / (B)		Year ended Mar. 31, 2006	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	21,050	19,869,818	34,620	22,801,241	60.8%	87.1%	45,009	33,537,762
(Proprietary trading)	20	15,253	1	5,701	—	267.5%	3	7,760
(Brokerage)	21,030	19,854,564	34,618	22,795,539	60.7%	87.1%	45,006	33,530,002
Brokerage/Total	99.9%	99.9%	100.0%	100.0%			100.0%	100.0%

3. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Nine months ended Dec. 31, 2006 (A)	Nine months ended Dec. 31, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Underwriting and selling	Stocks	(Number of shares)	1	0	530.6%	0
		(Value)	1,376	2,956	46.6%	4,042
	Bonds	(Face value)	—	—	—	—
	Beneficiary certificates	(Value)	—	—	—	—
	Commercial paper and others	(value)	—	—	—	—
Subscription and distribution	Stocks	(Number of shares)	1	0	—	0
		(Value)	1,422	462	307.5%	988
	Bonds	(Face value)	—	—	—	—
	Beneficiary certificates	(Value)	2,341	1,931	121.3%	2,486
	Commercial paper and others	(value)	—	—	—	—

4. Capital Adequacy Ratio

(Millions of Yen)

			As of Dec. 31, 2006	As of Dec. 31, 2005	As of Mar. 31, 2006
Tier I Capital		(A)	70,338	60,181	60,565
Tier II Capital	Net unrealized gain on investment		824	456	821
	Statutory reserves		3,230	2,584	2,795
	Allowance for doubtful accounts		214	200	390
	Long-term subordinate debts		—	—	—
	Short-term subordinate debts		—	—	—
	Total	(B)	4,269	3,241	4,007
Assets to be deducted from equity capital		(C)	6,643	5,846	5,957
Equity capital after deduction (A) + (B) − (C)		(D)	67,964	57,576	58,616
Risk	Market risk		176	441	185
	Counter party risk		9,374	13,135	12,945
	Basic risk		4,721	3,452	3,807
	Total	(E)	14,272	17,029	16,938
Capital adequacy ratio (D) / (E) × 100			476.2%	338.0%	346.0%

Note: Capital adequacy ratio as of March 31, 2006 is calculated with appropriated retained earnings being deducted from Tier I capital.

5. Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	4Q of the year ended Mar. 31, 2006 ('06.1. 1 - '06.3.31)	Total for the year ended Mar. 31, 2006 ('05. 4. 1 - '06. 3.31)
Operating revenues	9,693	12,770	16,379	18,230	57,072
Commissions	6,718	9,524	13,060	13,175	42,477
Net gain (loss) on trading	(31)	(58)	(700)	544	(244)
Interest and dividend income	3,005	3,304	4,019	4,511	14,839
Interest expenses	620	776	795	731	2,922
Net operating revenues	9,073	11,994	15,584	17,499	54,150
Selling, general and administrative expenses	3,427	3,622	4,312	5,676	17,037
Transaction related expenses	981	1,099	1,322	1,598	5,000
Employees' compensation and benefits	500	383	469	623	1,974
Occupancy and rental	77	85	90	91	344
Data processing and office supplies	1,497	1,659	1,991	2,026	7,173
Depreciation	236	251	271	287	1,044
Duties and taxes other than income taxes	57	79	93	119	348
Provision of allowance for doubtful accounts	21	8	17	903	949
Others	58	58	60	29	205
Operating income	5,646	8,372	11,273	11,822	37,113
Non-operating income and expenses	7	(4)	(100)	35	(61)
Ordinary income	5,653	8,368	11,173	11,857	37,052
Special profits and losses	(184)	(260)	(97)	(299)	(840)
Income before income taxes	5,469	8,108	11,076	11,558	36,212
Income taxes-current	1,914	3,898	4,876	6,055	16,744
Income taxes-deferred	333	(403)	(130)	(976)	(1,176)
Net income	3,222	4,612	6,330	6,479	20,644

(Millions of Yen)

Item	1Q for the year ends Mar. 31, 2007 ('06. 4. 1 - '06. 6.30)	2Q for the year ends Mar. 31, 2007 ('06. 7. 1 - '06. 9.30)	3Q of the year ends Mar. 31, 2007 ('06.10. 1 - '06.12.31)	Total for the nine months ended Dec. 31, 2006 ('06. 4. 1 - '06. 12.31)
Operating revenues	11,820	9,805	10,000	31,625
Commissions	7,524	5,989	5,520	19,034
Net gain (loss) on trading	(1)	(76)	2	(75)
Interest and dividend income	4,297	3,891	4,478	12,666
Interest expenses	700	771	689	2,160
Net operating revenues	11,120	9,033	9,311	29,465
Selling, general and administrative expenses	4,667	4,426	4,548	13,642
Transaction related expenses	1,368	1,306	1,258	3,932
Employees' compensation and benefits	450	498	554	1,502
Occupancy and rental	94	97	115	306
Data processing and office supplies	2,309	2,094	2,209	6,612
Depreciation	287	303	319	910
Duties and taxes other than income taxes	79	70	65	214
Provision of allowance for doubtful accounts	—	—	—	—
Others	79	58	29	166
Operating income	6,454	4,607	4,763	15,823
Non-operating income and expenses	51	91	5	147
Ordinary income	6,504	4,698	4,768	15,970
Special profits and losses	(117)	33	107	23
Income before income taxes	6,387	4,731	4,875	15,992
Income taxes-current	1,805	2,109	1,907	5,821
Income taxes-deferred	780	(155)	106	731
Net income	3,802	2,777	2,862	9,440

6. Operational information for Netstock

First half of fiscal 2005

	Apr. 2004	May 2004	Jun. 2004	Jul. 2004	Aug. 2004	Sep. 2004
Number of Netstock accounts	156,021	169,132	177,804	185,468	192,427	201,002
(Change)	(12,792)	(13,111)	(8,672)	(7,664)	(6,959)	(8,575)
Number of Netstock margin accounts	39,350	40,852	42,052	43,081	43,847	44,711
(Change)	(1,587)	(1,502)	(1,200)	(1,029)	(766)	(864)
Number of share trades via Netstock	2,060,086	1,383,328	1,650,460	1,468,081	1,251,581	1,357,833
Total value of shares traded via Netstock (Millions of Yen)	2,760,897	1,670,956	1,982,609	1,699,343	1,369,640	1,407,994

Second half of fiscal 2005

	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005
Number of Netstock accounts	210,147	219,658	232,808	242,370	254,082	269,471
(Change)	(9,145)	(9,511)	(13,150)	(9,562)	(11,712)	(15,389)
Number of Netstock margin accounts	45,616	46,807	47,688	48,661	49,912	51,316
(Change)	(905)	(1,191)	(881)	(973)	(1,251)	(1,404)
Number of share trades via Netstock	1,317,782	1,381,641	1,513,759	1,740,455	1,752,030	2,171,658
Total value of shares traded via Netstock (Millions of Yen)	1,311,479	1,309,593	1,442,605	1,648,786	1,678,374	2,139,140

First half of fiscal 2006

	Apr. 2005	May 2005	Jun. 2005	Jul. 2005	Aug. 2005	Sep. 2005
Number of Netstock accounts	284,919	298,884	314,216	326,371	338,003	351,407
(Change)	(15,448)	(13,965)	(15,332)	(12,155)	(11,632)	(13,404)
Number of Netstock margin accounts	52,554	53,548	55,880	57,367	58,505	60,171
(Change)	(1,238)	(994)	(2,332)	(1,487)	(1,138)	(1,666)
Number of share trades via Netstock	1,663,372	1,587,016	1,932,327	1,931,507	2,403,068	2,524,468
Total value of shares traded via Netstock (Millions of Yen)	1,616,400	1,425,449	1,708,605	1,774,880	2,548,285	2,925,199

Second half of fiscal 2006

	Oct. 2005	Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006	Mar. 2006
Number of Netstock accounts	367,728	386,639	409,766	433,868	475,451	517,521
(Change)	(16,321)	(18,911)	(23,127)	(24,102)	(41,583)	(42,070)
Number of Netstock margin accounts	61,454	62,697	64,245	66,329	68,731	71,154
(Change)	(1,283)	(1,243)	(1,548)	(2,084)	(2,402)	(2,423)
Number of share trades via Netstock	2,392,812	2,857,554	3,566,327	3,578,778	3,134,644	2,768,540
Total value of shares traded via Netstock (Millions of Yen)	2,674,613	3,467,632	4,667,683	4,402,204	3,531,738	2,818,275

First half of fiscal 2007

	Apr. 2006	May 2006	Jun. 2006	Jul. 2006	Aug. 2006	Sep. 2006
Number of Netstock accounts	549,911	572,191	588,267	601,137	612,485	622,319
(Change)	(32,390)	(22,280)	(16,076)	(12,870)	(11,348)	(9,834)
Number of Netstock margin accounts	73,510	75,566	77,429	79,228	80,905	83,024
(Change)	(2,356)	(2,056)	(1,863)	(1,799)	(1,677)	(2,119)
Number of share trades via Netstock	3,053,943	2,653,956	3,191,103	2,634,647	3,212,350	2,578,245
Total value of shares traded via Netstock (Millions of Yen)	3,052,762	2,251,632	2,349,089	1,910,912	2,325,358	1,881,802

Second half of fiscal 2007

	Oct. 2006	Nov. 2006	Dec. 2006
Number of Netstock accounts	631,385	638,439	644,847
(Change)	(9,066)	(7,054)	(6,408)
Number of Netstock margin accounts	84,703	86,403	87,328
(Change)	(1,679)	(1,700)	(925)
Number of share trades via Netstock	3,074,961	2,612,904	2,538,523
Total value of shares traded via Netstock (Millions of Yen)	2,309,610	1,829,771	2,020,886

END